Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE
THREE MONTHS ENDED JUNE 30, 2013

Edmonton, Alberta, August 1, 2013 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months ended June 30, 2013.

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP).  Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Three Months Ended June 30, 2013

•	Consolidated EBITDA(1) of $10.6 million, equal to the previous year. Consolidated EBITDA earned from continuing operations was $8.9 million up from $1.9 million in the previous year.

•	Gross profit margin of 7.3%, up from 4.0% in the prior year.

•	General and administrative expense (excluding restructuring charges and stock based compensation) reduced by $4.4 million from the previous year.

•
NAEP announced intentions to use a significant portion of the net proceeds from the sale of its Piling business, received on July 12, 2013, to repay the $16.3 million balance of its Term A Facility and retire a significant portion of its 9.125% Series 1 Debentures.

•
Debt declined by $12.3 million in the current quarter, including the $5.6 million repayment of the Term B Facility. Debt reduction activities have realized a total of $82.7 million in lower debt (excluding the revolving facility) for the period between March 31, 2012 and June 30, 2013.   A further $172.7 million in debt reduction is expected to be realized by August 31, 2013 which will bring the total reductions to $255.4 million by the end of August 2013.

SINCE 1953 •  HEAVY CONSTRUCTION & MINING  • COMMERCIAL &  INDUSTRIAL CONSTRUCTION
Zone 3 Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta T7X 5A7 Canada Phone 780.960.7171 Fax 780.960.7103

NEWS RELEASE

Consolidated Financial Highlights

As a result of the divestiture of its Pipeline and Piling businesses, the Company is presenting its results from continuing operations, which exclude the current and prior year results of its pipeline and piling related operations. The results for the discontinued pipeline and piling related operations are reported under "Results from discontinued operations".

(dollars in thousands, except per share amounts)	Three months ended
	June 30,
	2013	2012
Revenue	$115,046	$173,995
Gross profit	$8,361	$6,895
Gross profit margin	7.3%	4.0%
General and administrative expenses (excluding stock based compensation)	$8,329	$15,195
Stock based compensation	$234	$(1,109)
Operating loss	$(2,310)	$(7,083)
Operating margin	(2.0)%	(4.1)%
Net loss from continuing operations	$(5,642)	$(9,169)
Net (loss) income from discontinued operations	$(97)	$4,043
Net loss	$(5,739)	$(5,126)
Per share information:
Net loss from continuing operations - basic & diluted	$(0.16)	$(0.25)
Net income from discontinued operations - basic & diluted	$—	$0.11
Net loss - basic & diluted	$(0.16)	$(0.14)
Consolidated EBITDA (1)	$10,580	$10,626
Consolidated EBITDA from continuing operations	$8,894	$1,923
Consolidated EBITDA from discontinued operations	$1,686	$8,703
Capital spending	$3,942	$13,197

(1)	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” at the end of this release.

Results from continuing operations for the three months ended June 30, 2013

For the three months ended June 30, 2013, revenue was $115.0 million, down from $174.0 million in the same period last year. The decrease primarily reflects the effect of a significant number of operational rain-out days during June. The lost operating days and the unfavourable site conditions caused by excessive amounts of rain and flooding led to lower equipment productivity and reduced volumes at all the major sites across the oil sands. The ramp up of mine services activity at the Kearl mine under a new master services agreement and ongoing work performed on the Mildred Lake Mine Relocation project helped to offset a reduced demand for mine support services at the Jackpine mine.

For the three months ended June 30, 2013, gross profit was $8.4 million, up from $6.9 million in the same period last year, while gross profit margin was 7.3% up from 4.0% last year. The improvement in both gross profit and margin primarily reflects reductions in equipment maintenance costs, driven by the Company's cost reduction initiative and reduced operating lease costs, a result of lease refinancing implemented last year. In addition, margins improved at the Mildred Lake Mine Relocation project and on site development activity at the Joslyn mine, where prior year results were negatively affected by unsigned change orders. These improvements helped to offset the negative effect on gross profit from reduced productivity as a result of the significant rain in the oil sands in June.

SINCE 1953 •  HEAVY CONSTRUCTION & MINING  • COMMERCIAL &  INDUSTRIAL CONSTRUCTION
Zone 3 Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta T7X 5A7 Canada Phone 780.960.7171 Fax 780.960.7103

NEWS RELEASE

For the three months ended June 30, 2013, operating loss was $2.3 million, an improvement from an operating loss of $7.1 million in the prior year.  General and administrative (“G&A”) expense, excluding stock based compensation, was $8.3 million during the three months ended June 30, 2013, down from $15.2 million in the same period last year. The current year G&A reflects the benefits from business restructuring activities initiated during the prior fiscal year while the previous year G&A included a $2.5 million restructuring charge.

Consolidated EBITDA from continuing operations, as a percentage of revenue was 7.7% in the three months ended June 30, 2013, up from 1.1% in the same period last year as the Company benefitted from a more efficient cost structure implemented over the past year.

“Despite most of June being a washout for all of our operations, the financial results, compared with the same quarter last year, clearly show the meaningful improvements we have made to our cost structure and balance sheet,” said NAEP's President and CEO, Martin Ferron.  “These improvements will help us to deliver enhanced profitability as market demand conditions recover and based on the timing of potential work opportunities, we anticipate that the demand recovery will gather steam as the year progresses.”

Results from discontinued operations

	Three months ended
	June 30,
(dollars in thousands)	2013	2012
Revenue	$42,824	$61,927
Project costs	37,680	49,013
Equipment operating lease expense	579	579
Depreciation	—	1,042
Gross profit	$4,565	$11,293
General and administrative expenses	2,879	3,632
Amortization of intangible assets	—	353
Operating income	$1,686	$7,308
Interest expense	1,830	2,028
(Loss) income before income taxes	$(144)	$5,280
Deferred income tax (benefit) expense	(47)	1,237
Net (loss) income from discontinued operations	$(97)	$4,043

Revenue and gross profit from discontinued operations for the three months ended June 30, 2013 and 2012 includes activity from pipeline, piling, foundation, pipeline anchor and tank services. The significant rain and associated flooding in June negatively affected the current year results for the Piling business.

Operating income for the three months ended June 30, 2013 reflects G&A recorded from discontinued piling operations which represents direct operations management, finance and facility costs for that business. The Company recorded a $0.7 million non-discretionary severance charge in G&A related to the sale of the Piling business for the three months ended June 30, 2013. The prior year operating income includes G&A from both piling and pipeline discontinued operations.

SINCE 1953 •  HEAVY CONSTRUCTION & MINING  • COMMERCIAL &  INDUSTRIAL CONSTRUCTION
Zone 3 Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta T7X 5A7 Canada Phone 780.960.7171 Fax 780.960.7103

NEWS RELEASE

Outlook

Heading into the first half of July, NAEP has experienced a continuation of the same unpredictable and intense rainfall in the oil sands that it experienced in June. With a slow start to July, the Company expects a similar level of financial performance in the second quarter as it recorded in the first quarter.

NAEP continues to see delays in oil sands project spending as its clients evaluate their investment strategies and continue with their cost control efforts.  However, overall activity levels are projected to remain steady and the Company believes it is well positioned to respond to changing market conditions, while maintaining profitability levels.

Operations support services revenue will continue to benefit from the ramp up of activity at the Kearl mine under NAEP's new five year agreement and the Company forecasts comparable activity levels supporting production efforts at Horizon, Base Mine, Millennium and Steepbank mines.  NAEP anticipates site development decisions for both Joslyn and Fort Hills mines before the end of the year and expects to continue its strong working relationship with these clients. Construction services activities levels are more difficult to predict but NAEP is continuing to pursue heavy civil construction contracts in the oil sands and with other major resource companies in Canada.

With the completion of the sale of the Company's Piling business on July 12, 2013 and its intended use of over $173.1 million of the net proceeds to eliminate the balance of the Company's Term Facility and approximately two thirds of its 9.125% Series 1 Debentures, NAEP will have significantly reduced the Company's overall debt and with it, the associated consumption of cash for interest payments. With the fleet rationalization, performance improvement and restructuring initiatives NAEP has implemented, the Company expects to see improvements to both profitability and cash flow this year.

Overall, NAEP's outlook continues to be cautiously optimistic for the remainder of the year based on the opportunities the Company sees in the marketplace.  NAEP remains focused on managing its resources and costs towards improving profitability.

SINCE 1953 •  HEAVY CONSTRUCTION & MINING  • COMMERCIAL &  INDUSTRIAL CONSTRUCTION
Zone 3 Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta T7X 5A7 Canada Phone 780.960.7171 Fax 780.960.7103

NEWS RELEASE

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the three months ended June 30, 2013 tomorrow, Friday August 2nd at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through September 2, 2013 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 418680

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=171414

Non-GAAP Financial Measures

This release contains non-GAAP financial measures.  These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement).  The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company's credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment the impairment of goodwill, the amendment related to the fiscal 2011 $42.5 million revenue write-down on the Canadian Natural overburden removal contract and certain other non-cash items included in the calculation of net income. The credit agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. In addition, our credit facility covenants provide limits on our net capital expenditures calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under US GAAP.  For example, Consolidated EBITDA:

SINCE 1953 •  HEAVY CONSTRUCTION & MINING  • COMMERCIAL &  INDUSTRIAL CONSTRUCTION
Zone 3 Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta T7X 5A7 Canada Phone 780.960.7171 Fax 780.960.7103

NEWS RELEASE

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;
•	does not reflect changes in cash requirements for working capital needs;
•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;
•	excludes tax payments that represent a reduction in cash available to the Company; and
•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

A reconciliation of net income to Consolidated EBITDA is as follows:

	Three months ended
	June 30,
(dollars in thousands)	2013	2012
Net loss	$(5,642)	$(9,169)
Adjustments:
Interest expense	5,681	5,718
Income tax (benefit)	(1,883)	(3,718)
Depreciation	8,722	8,924
Amortization of intangible assets	761	791
Unrealized gain on derivative financial instruments	(405)	(22)
Loss (gain) on disposal of property, plant and equipment	596	(225)
Loss (gain) on disposal of assets held for sale	751	(78)
Stock-based compensation expense	313	298
Equity in earnings of unconsolidated joint venture	—	(596)
Consolidated EBITDA from continuing operations	$8,894	$1,923
Consolidated EBITDA from discontinued operations	1,686	8,703
Consolidated EBITDA	$10,580	$10,626

SINCE 1953 •  HEAVY CONSTRUCTION & MINING  • COMMERCIAL &  INDUSTRIAL CONSTRUCTION
Zone 3 Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta T7X 5A7 Canada Phone 780.960.7171 Fax 780.960.7103

NEWS RELEASE

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this release include but are not limited to, the following: the Company's belief that meaningful improvements made to its cost structure and balance sheet will help the Company deliver enhanced profitability as market demand conditions recover and that demand recovery will gather steam as the year progresses; that the Company expects a similar level of financial performance in the second quarter as it recorded in the first quarter; the Company's belief that it is well positioned to respond to changing market conditions, while maintaining profitability levels; that the Company expects operations support services revenue will continue to benefit from the ramp up of activity at the Kearl mine under the Company's new five year agreement and the Company forecasts comparable activity levels supporting production efforts at Horizon, Base Mine and the Millennium and Steepbank Mines; that the Company anticipates site development decisions for both Joslyn and Fort Hills mines before the end of the year and expects to continue its strong working relationship with these clients; that the Company expects to see improvements to both profitability and cash flow this year as a result of fleet rationalization, performance improvement and restructuring initiatives.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect.  The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above are discussed in NAEP's Management Discussion & Analysis for the three months ended June 30, 2013. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws.  This forward-looking information represents management's views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

SINCE 1953 •  HEAVY CONSTRUCTION & MINING  • COMMERCIAL &  INDUSTRIAL CONSTRUCTION
Zone 3 Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta T7X 5A7 Canada Phone 780.960.7171 Fax 780.960.7103

NEWS RELEASE

About the Company

North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
(780) 960-4519
dbrunetta@nacg.ca
www.naepi.ca

SINCE 1953 •  HEAVY CONSTRUCTION & MINING  • COMMERCIAL &  INDUSTRIAL CONSTRUCTION
Zone 3 Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta T7X 5A7 Canada Phone 780.960.7171 Fax 780.960.7103